Exhibit 99.41

DHX MEDIA LTD.

Report of Voting Results

Section 11.3 of National Instrument 51-102

The following motions were put to vote at the annual and special meeting of DHX Media Ltd. (the “Company”) held on December 11, 2013. Ballots were not conducted on any matter.

MOTION	VOTE RESULT

Election of Sir Graham Day as a director of the Company to hold office until the next annual meeting of shareholders or until a successor is elected or appointed.	CARRIED

Election of Michael Donovan as a director of the Company to hold office until the next annual meeting of shareholders or until a successor is elected or appointed.	CARRIED

Election of Michael Hirsh as a director of the Company to hold office until the next annual meeting of shareholders or until a successor is elected or appointed.	CARRIED

Election of John Loh as a director of the Company to hold office until the next annual meeting of shareholders or until a successor is elected or appointed.	CARRIED

Election of J. William Ritchie as a director of the Company to hold office until the next annual meeting of shareholders or until a successor is elected or appointed.	CARRIED

Election of Michael Salamon as a director of the Company to hold office until the next annual meeting of shareholders or until a successor is elected or appointed.	CARRIED

Election of Robert Sobey as a director of the Company to hold office until the next annual meeting of shareholders or until a successor is elected or appointed.	CARRIED

Election of Donald Wright as a director of the Company to hold office until the next annual meeting of shareholders or until a successor is elected or appointed.	CARRIED

Re-appointment of PricewaterhouseCoopers LLP, chartered accountants, as independent auditors of the Company until the next annual meeting of shareholders, or until a successor is appointed and authorization of the board of directors to fix the auditors’ remuneration.	CARRIED